PURCHASE AND SALE OF MINERAL CLAIMS

THIS AGREEMENT made as of the 15th day of June, 2005.

BETWEEN:

BC MOLY LTD. , having its registered office at 1010 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3 (hereinafter called "BC Moly")

OF THE FIRST PART

AND:

Nicholas Carter, of 1410 Wende Road Victoria, BC V8P 3T5 (hereinafter called "Carter")

OF THE SECOND PART

WHEREAS:

A.        Carter is the registered and beneficial owner of certain mineral claims located in the Skeena and Omineca Mining Divisions, in the province of British Columbia (hereinafter called the “Claims") particulars of which are as follows:

Mineral Claim	Record Number	Area (hectares)	Mining Division	Expiry Date
Molybdenum Ck.	501170	281.266	Skeena	Jan. 12, 2006
Moly Ck	514199	468.775	Skeena	June 9, 2005
Moly Ck 2	514243	262.561	Skeena	June 9, 2005
Lorne	501222	279.361	Omenica	Jan. 12, 2006
Lorne 2	514208	465.605	Omenica	June 9, 2005
Lorne 3	514213	148.947	Omenica	June 9, 2005
Alder	501281	74.118	Skeena	Jan. 12, 2006
Alder 2	514216	463.187	Skeena	June 9, 2005
Shan	504253	112.221	Omenica	Jan. 12, 2006
Shan 2	514220	448.861	Omenica	June 9, 2005

B.        Carter wishes to grant and BC Moly wishes to acquire a 100% interest in the Claims for the consideration and upon the terms hereinafter appearing.

NOW THEREFORE THIS AGREEMENT WITNESSES that the parties hereto, in consideration of the premises and of the respective covenants and agreements on the part of each of them herein contained, do hereby covenant and agree each with the other as follows:

INTERPRETATION

1.1       For the purposes of this Agreement, including the recitals and any schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following words and expressions shall have the following meanings:

(a)	“Additional Claims” shall have the meaning ascribed to such in section 6.1 herein;

(b)	"Agreement" means this Agreement, as amended from time to time;

(c)	“Area of Interest” shall have the meaning ascribed to such in section 6.1 herein;

(d)	"IPO Date" means the date on which the common shares of BC Moly are called to trade on the TSX Venture Exchange;

(e)	“Net Smelter Return” shall have the meaning defined in section 4.1 herein.

1.2       In this Agreement, all dollar amounts are expressed in lawful currency of Canada unless specifically provided to the contrary.

1.3       The titles to the respective Articles hereof shall not be deemed to be a part of this Agreement but shall be regarded as having been used for convenience only.

1.4       Words used herein importing the singular number shall include the plural, and vice-versa, and words importing the masculine gender shall include the feminine and neuter genders, and vice-versa, and words importing persons shall include firms, partnerships and corporations.

REPRESENTATIONS AND WARRANTIES OF BC Moly and CARTER

2.1	BC Moly represents and warrants to Carter that:

(a)

it is a company duly incorporated, validly subsisting and in good standing with respect to filing of annual reports under the laws of the jurisdiction of its incorporation and is qualified to do business and to hold an interest in the Claims in the Province of British Columbia;

(b)

it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder; and

(c)

it has duly obtained all authorizations for the execution, delivery and performance of this Agreement, and such execution, delivery and performance and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating or initiating documents or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject and will not contravene any applicable laws.

2.2	Carter represents and warrants to BC Moly that:

(a)

Carter is the registered and beneficial owner of the Claims free and clear of all liens, charges and encumbrances, and Carter has the full power and authority to enter into this Agreement and to grant the interest in the Claims to BC Moly free and clear of and from all liens, charges and encumbrances and any claims of other parties;

(b)

there is no adverse claim or challenge against or to the ownership of or title to the Claims and there are no outstanding rights, options, agreements or arrangements relating to the Claims pursuant to which any person, firm or corporation could or might claim to be entitled to any rights, title or interest in or to the Claims and no third party has any royalty or other interest whatever in or to production from the Claims; and

(c)

the consummation of the transaction contemplated hereby will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, any agreement or other instrument whatever to which Carter is a party or by which he is bound or to which he may be subject.

2.3       The warranties and representations contained in paragraph 2.2 hereof are provided for the exclusive benefit of BC Moly, and a breach of any one or more thereof may be waived in writing by BC Moly in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other warranty or representation. The warranties and representations contained in paragraph 2.2 shall survive the execution and delivery hereof.

GRANT AND CONSIDERATION

3.1       Carter hereby grants to BC Moly a 100 percent interest in the Claims free and clear of and from all liens, charges, encumbrances and claims whatsoever; the Claims to be transferred to BC Moly by Carter forthwith after the execution of this Agreement.

3.2	As consideration for the grant of the Claims herein BC Moly agrees to:

(a)	Pay to Carter

i.	$10,000 on execution hereof, the receipt of which is hereby acknowledged by Carter;

ii.	$15,000 on a date which is one year from the date hereof;

iii.	$20,000 on a date which is two years from the date hereof;

iv.	$20,000 on a date which is three years from the date hereof; and

v.	$25,000 on a date which is four years from the date hereof;

(b)	Issue to Carter as fully paid and non assessable at a deemed price of $0.50 per share:

i.	75,000 common shares of BC Moly on the IPO Date;

ii.   75,000 common shares of BC Moly on a day which is one year from the IPO Date;

iii.  100,000 common shares of BC Moly on a day which is two years from the IPO Date;

iv.  100,000 common shares of BC Moly on a day which is three years from the IPO Date; subject to regulatory approval.

All of the shares issued to Carter will have endorsed thereon a legend which provides that the shares issued will not be transferable until four months from the date of issue of the same.

(c)	Pay to Carter advanced royalty payments as provided for in section 4.2 herein.

3.3       Carter will provide all information available to him on the Claims within one week of the execution of this Agreement.

PAYMENT OF 1.5% NET SMELTER RETURN

4.1       BC Moly agrees to pay Carter a royalty equal to 1.5% of the net smelter return, as herein defined. Within 45 days after the date of each shipment of ore, concentrates, metals or minerals from the Claims, BC Moly shall furnish Carter with a statement in writing made or approved by the President of BC Moly or by some other authorized representative of BC Moly certifying as to the date of such shipment, the number of tons in or weight of such shipment, the name and location of the consignee, purchaser, smelter or other place of treatment, the sale price, and particulars of the mint or smelter returns in respect of such shipment. BC Moly shall pay Carter the appropriate royalties hereunder on or before the expiration of the said 45 day period. Should there be any dispute between the parties hereto as to whether ore mined has been mined from the Claims or from other mining claims contiguous thereto, the question shall be settled by an independent professional mining engineer ( hereinafter called "the Engineer") to be selected by mutual agreement between the parties hereto or, failing agreement, to be named by the Secretary of the Association of Professional Engineers for the Province of British Columbia, whose determination shall be given in writing and shall be final and binding on both parties hereto. All plans, reports, maps books, records, data and information of BC Moly pertaining to the milling and shipment of ore, concentrate, metals and minerals therefrom, shall be made available to the Engineer for inspection and examination in connection with the determination of the matter in dispute. The fees and expenses of the Engineer in connection with the determination of such matters shall be borne by BC Moly. For the purposes hereof, the words "net smelter return" shall mean the actual proceeds received from any mint, smelter or other purchaser in respect of the sale of bullion, ores and concentrates produced from the Claims and sold after deducting from such proceeds the following charges to the extent that they have not been deducted by the purchaser in calculating the payment to be made to BC Moly:

(a)	In the case of bullion, refining charges only;

(b)	In the case of the sale of concentrates, smelting and refining charges, penalties and the cost of transportation of such concentrates from the Claims to any smelter or other purchaser; and

(c)

In the case of ores shipped to a purchaser, the net smelter returns shall be calculated on the basis of the prevailing market value of the metal content of the ores less refining charges for bullion and less charges and penalties for smelting and refining and the cost of transportation (from the mill to any smelter or other purchaser) for concentrates.

4.2       BC Moly will pay to Carter the following as advance payments on the Net Smelter Return:

i.	$5,000 on a day which is four years from the date hereof;

ii.	$10,000 on a date which is five years from the date hereof;

iii.	$15,000 on a date which is six years from the date hereof;

iv.	$20,000 on a date which is seven years from the date hereof;

v.	$25,000 on a date which is eight years from the date hereof;

vi.	$25,000 on a date which is nine years from the date hereof; and

vii.	$50,000 on a date which is ten years from the date hereof;

4.3       Carter and his duly authorized representative shall have the right of access at all reasonable times to all production and other records relevant to BC Moly's operations on the Claims for the purpose only of verifying that BC Moly has complied with the provisions of paragraph 6.1 and shall have the right to examine all such records and to make copies thereof and take extracts therefrom.

4.4       Carter shall not sell, transfer or assign or otherwise dispose of his interest in the Net Smelter Return except as herein provided:

(a)        BC Moly shall have the right at any time and from time to time to acquire one half of the Net Smelter Return from Carter by paying $750,000 to Carter;

(b)       If Carter receives a bona fide offer from an independent third party (hereinafter called the "Proposed Purchaser") dealing at arm's length with Carter to purchase the remaining half of the Net Smelter Return held by Carter (subject to this Agreement) (the Remaining NSR”) which offer Carter desires to accept, or if Carter intends to sell all or substantially all of its interest in the Remaining NSR (subject to this Agreement), Carter shall first offer (hereinafter called the "Offer") such interest in writing to BC Moly upon terms no less favourable than those offered by the Proposed Purchaser or intended to be offered by Carter, as the case may be. The Offer shall specify the price, terms and conditions of such sale, the name of the Proposed Purchaser (which term shall, in the case of an intended offer by Carter, mean the person or persons to whom Carter intends to offer its interest) and, if the offer received by Carter from the Proposed Purchaser provides for any consideration payable to Carter otherwise than in cash, the Offer shall include Carter's good faith estimate of the cash equivalent of the non cash consideration. If within a period of sixty (60) days of the receipt of the Offer, BC Moly notifies Carter in writing that it will accept the Offer, Carter shall be bound to sell such interest to BC Moly (subject as hereinafter provided with respect to price) upon the terms and conditions of the Offer. If the Offer so accepted by BC Moly contains Carter's good faith estimate of the cash equivalent of non cash consideration as aforesaid, and if BC Moly disagrees with Carter's estimate, then BC Moly shall so notify Carter at the time of acceptance and BC Moly shall, in such notice, specify what it considers, in good faith, the fair cash equivalent to be and the resulting total purchase price. If BC Moly so notifies Carter, the acceptance by B.C, Moly shall be effective and binding upon Carter and BC Moly and the cash equivalent of any such non cash consideration shall be determined by binding arbitration under the provisions of the British Columbia Arbitration Act and shall be payable by BC Moly within sixty (60) days following its determination by arbitration. BC Moly shall in such case pay to Carter, against receipt of absolute bills of sale and transfers for clear and unencumbered title to the interest of Carter being sold, the total purchase price which is specified in its notice to Carter and such amount shall be credited on the amount determined following arbitration of the cash equivalent of any non cash consideration. If BC Moly fails to notify Carter before the expiration of the time limited therefor that it will purchase the interest offered, Carter may sell and transfer such interest to the Proposed Purchaser at the price and upon the terms and conditions specified in the Offer for a period of sixty (60) days, provided that the terms of this paragraph shall again apply to such interest if the sale to the Proposed Purchaser is not completed within the said sixty (60) days. Any sale hereunder shall be conditional upon the Proposed Purchaser delivering a written undertaking to BC Moly, in form and substance satisfactory to BC Moly’s counsel, to be bound by the terms and conditions of this Agreement.

(c)        Carter shall notify BC Moly in writing of any sale, transfer, assignment or other disposition of Carter’s interest in the Net Smelter Return that is not covered in paragraph 4.4(b) and any such disposition shall be conditional upon the person or persons taking the interest of Carter delivering a written undertaking to BC Moly, in form and substance satisfactory to BC Moly’s counsel, to be bound by the terms and conditions of this Agreement.

(d)       BC Moly may at any time give a written waiver of its rights under paragraph 4.4(b) with respect to any proposed disposition by Carter of Carter’s interest in the Net Smelter Return but notwithstanding such waiver any such disposition shall be conditional upon the Proposed Purchaser delivering a written undertaking to BC Moly in form and substance satisfactory to such party's counsel, to be bound by the terms and conditions of this Agreement.

WORK COMMITMENT

5.1       BC Moly agrees to maintain the Claims in good standing for a minimum of two years. The parties estimate that the total assessment work required for the Claims for the first two years would be approximately $4,000.

ADDITIONAL CLAIMS AND AREA OF MUTUAL INTEREST

6.1       Carter shall forthwith give notice to BC Moly with respect to every mineral claim which may be located and recorded by Carter, any part of which lies within five (5) kilometres of any mineral claim comprised in the Claims after the date of this Agreement (the “Additional Claims and the Area of Interest”). BC Moly may, within thirty (30) days of receipt of each such notice, elect by notice to Carter to require that the mineral claim be included in the Claims and thereupon the mineral claim shall for all purposes of this Agreement be a part of the Claims. If BC Moly so notifies Carter, BC Moly shall reimburse Carter his costs of acquiring such acquisition. Specifically excluded from this agreement are mineral claims (record numbers 336863, 396558, 396560, 396898, 396899, 396900) registered in the name of Angel Jade Mines Ltd. and in which Carter has held a one-third interest since 1995.

6.2       If BC Moly, its agent or Affiliate acquires claims within the five kilometre area of mutual interest, such claims will be subject to this Agreement and be treated as being part of the Claims and Carter will be notified accordingly.

DEFAULT

7.1       In the event that BC Moly defaults on any of its obligations contained in sections 3.2 or 4.2 and such default is continuing for more than sixty days after BC Moly receives notice in writing from Carter of such default, then BC Moly will transfer the Claims to Carter. In the event that BC Moly transfers the Claims to Carter, then BC Moly will have no continuing obligations to Carter pursuant to this Agreement.

CONFIDENTIALITY

8.1       All information and data relating to the Claims, the Additional Claims and the Area of Interest shall be kept confidential and, except to the extent required by law or by regulation of any securities commission, stock exchange or other regulatory body, shall not be disclosed to any person other than either party’s professional advisors, financial advisors or an affiliate unless such persons have first executed a confidentiality agreement in favour of all parties or to any other person without the prior consent of the parties, which consent shall not unreasonably be withheld

NOTICES

9.1       Each notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and may be sent by prepaid registered mail deposited in a post office in Canada and addressed to the party entitled to receive the same at his address set out on the first page hereof. The date of receipt of such notice, demand or other communication shall be deemed conclusively to be the third day after the same shall have been so mailed except in the case of an interruption of postal services for any reason whatever, in which case the date of receipt shall be the date on which the notice, demand or other communication is actually received by the addressee. Personal delivery to an officer or director of one of the parties hereto shall also be an acceptable method of giving such notice, demand or other communication.

9.2       Either of the parties hereto may at any time and from time to time notify the other party in writing of a change of address and the new address to which a notice shall be given to him thereafter until further change.

GENERAL

10.1     This agreement shall supersede and replace any other agreement or arrangement, whether oral or in writing, heretofore existing between the parties hereto with respect to the subject matter of this Agreement.

10.2     This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia, Canada.

10.3     No consent or waiver, express or implied, by either party hereto in respect of any breach or default by the other party in the performance by such other party of his obligations hereunder shall be deemed or construed to be a consent to or a waiver of any other breach or default.

10.4     The parties hereto shall promptly execute, or cause to be executed, all bills of sale, transfers, documents, conveyances and other instruments of further assurance which may be necessary or advisable to fully implement the intent and purpose of this Agreement or to record wherever appropriate the respective interests from time to time of the parties hereto in and to the Claims.

10.5     This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties hereto have hereunto

SIGNED, SEALED AND DELIVERED	)
BY Nicholas Carter in the presence of:	)
)
“signed”	)	“Nicholas Carter”
Signature of Witness	)	Nicholas Carter
)
)
Name and Address	)

SIGNED, SEALED AND DELIVERED	)
BY AN AUTHORIZED SIGNATORY of	)
BC MOLY LTD.:	)
)
“signed”	)
Dale McClanaghan, President	)

THIS AGREEMENT made as of the 29th day of May, 2006.

BETWEEN:

BCM RESOURCES CORPORATION (formerly BC Moly Ltd.) , having its registered office at 1010 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3 (hereinafter called "BCM")

OF THE FIRST PART

AND:

Nicholas Carter, of 1410 Wende Road Victoria, BC V8P 3T5 (hereinafter called "Carter")

OF THE SECOND PART

WHEREAS BCM and Carter entered into an agreement of June 15, 2005 (the “Original Agreement”) with respect to the Molybdenum Ck, Moly Ck, Moly Ck. 2, Lorne, Lorne 2, Lorne 3, Alder, Alder 2, Shan and Shan 2 mineral claims located in the Skeena and Omenica Mining Divisions, in the province of British Columbia (hereinafter called the “Claims") and the parties hereby agree to amend the Original Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that the parties hereto, in consideration of the premises and of the respective covenants and agreements on the part of each of them herein contained, do hereby covenant and agree each with the other as follows:

1.	All of the defined terms of the Original Agreement shall have the same meaning herein.

2.	The Original Agreement is hereby amended by:

a.	deleting the title “Purchase and Sale of Mineral Claims”;

b.	deleting section 3.1 of the Original Agreement in its entirety and the following substituted therefore:

“3.1     Carter hereby grants to BCM the option to acquire a 100 percent interest in the Claims free and clear of and from all liens, charges, encumbrances and claims whatsoever. In order to exercise this option BCM must make all of the payments provided for in section 3 of the Original Agreement. The Claims transferred to BCM by Carter are held in trust by BCM for Carter subject to completion of these payments.”

“Nicholas Carter”

Nicholas Carter

BCM RESOURCES CORPORATION

Per:	“signed
Dale McClanaghan, President